EXHIBIT 21.1

Schedule of Subsidiaries

Name of Subsidiary	State of Incorporation or Organization

Jameson Alabama, Inc.	Alabama

Jameson Inns Financing 01, L.P.	Georgia

Jameson Inns Financing 02, L.P.	Georgia

Jameson Outdoor Advertising Company	Georgia

Jameson Properties, LLC	Georgia

Jameson Properties of Tennessee, L.P.	Tennessee

Kitchin Hospitality, LLC	Georgia

SIE Corporation	Indiana

Jameson Inns Financing Trust I	Delaware

Jameson Management Company	Georgia

Jameson Lodging, LLC	Georgia